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                          STEPHEN A. ZRENDA, JR., P.C.
                         ATTORNEYS AND COUNSELORS AT LAW
                              5700 NW 132nd STREET
                          OKLAHOMA CITY, OK 73142-4430

Stephen A. Zrenda, Jr., Esq.                      Alanna Horner, Legal Assistant
Kenneth M. Stoner, Esq.                              Lea Bailey, Legal Assistant
Perry R. Tirrell, Esq.

                            Telephone (405) 721-7300
                               Fax (405) 721-7310
                              eFax (915) 975-8003


                                  June 27, 2007


Larry Spirgel, Assistant Director
Robert Littlepage, Accountant Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4-7
Washington, DC 20549

   Re:   Teleconnect Inc.
         Form 10-KSB for the fiscal year ended September 30, 2006
         Filed December 27, 2006
         File No. 000-30611

Dear Mr. Spirgel and Mr. Littlepage:

The following responses are respectfully submitted regarding your comment letter dated May 11, 2007, concerning the Form 10-KSB annual report of Teleconnect, Inc. (the "Company") for its fiscal year ended September 30, 2006 (Form 10-KSB), and related periodic and current reports.

The following responses numerically correspond to your comments.

         A. Form 10-KSB for the fiscal year ended September 30, 2006

Consolidated Statements of Cash Flows, page F-5
-----------------------------------------------

QUESTION #1       Separately present the provision for bad debts as an
                  adjustment to reconcile net income (loss). See footnote 17, paragraph 115 of SFAS 95. Also, consider separately presenting this provision on your statements of operations under Rule
                  5-03(b)(5) of Regulation S-X.

RESPONSE:         For the year ended September 30, 2006, the Company enjoyed bad debt recoveries of $41,497. During the fiscal year September
                  30, 2005, the Company had no provision for bad debts. The
                  Consolidated Statements of Cash Flows in the 10-KSB will be amended to disclose the Provision for Bad Debts separately in accordance with footnote 17, paragraph 115 of SFAS 95. Due to the immaterial balances in bad debts, we elected not to show the bad debts expense as a separate line item on the Consolidated Statements of Operations in the 10-KSB.




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Mr. Spirgel & Mr. Littlepage
Division of Corporation Finance
U. S. Securities and Exchange Commission
June 27, 2007
Page 2

QUESTION #2       In regards to your payment on tax agency obligations; tell us how you determined that these payments are appropriately classified as cash flows from financing activities and not as operating activities in accordance with paragraph 23 (c) of SFAS 95.

RESPONSE:         The Spanish tax obligation was incurred during the period
                  commencing in January of 2001 and ending in April of 2002. A financing arrangement was obtained from the Spanish taxing authority to pay this obligation off over a period of sixty months with interest. We believe these payments are properly classified in the Consolidated Statements of Cash Flows as financing activities.

Note 3 - Deferred Revenues, page F-8
------------------------------------

QUESTION #3       Please disclose and provide us a facts specific and detailed revenue recognition policy regarding your prepaid calling cards, in particular a description how you concluded that collection was reasonably assured.

RESPONSE:         The Company sells rechargeable prepaid telephone calling
                  cards. When the Company sells the prepaid calling cards to retailers, the proceeds received are recorded in deferred income until such time as the cards are utilized. Income from each card is recognized based on actual usage of the cards as tracked by the Company's computer switching system. Collection is reasonably assured as the cards are originally sold to retailers on which we have a good collection history. Please note our lack of bad debts during the last two years.

Note 3 - Concentration of Credit, Page F-9
------------------------------------------

QUESTION #4       We note that you extend credit to retailers on the sale of prepaid calling cards. In order to clarify the disclosure, please disclose and explain to us the principal terms of such credit agreements, including any guarantees, and the percentage of sales covered by such credit extensions.

RESPONSE:         The following discourse will be added to the notes to the
                  financial statements:

                           Accounts Receivable -

                           The Company extends credit to various retailers who acquire prepaid calling cards from the Company and resell them to end users. Credit terms vary between 30 and 90 days. All receivables are unsecured. Substantially all revenues are ultimately realized from cards acquired by these resellers.



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Mr. Spirgel & Mr. Littlepage
Division of Corporation Finance
U. S. Securities and Exchange Commission
June 27, 2007
Page 3

                           During the year ended September 30, 2006 the Company had net bad debt recoveries of $41,497. During the year ended September 30, 2005 the Company had no provision for bad debts. Accounts receivable are shown net of an allowance for doubtful accounts of $1,080,000.

QUESTION #5       In light of the materiality of the allowance on receivables please provide a description of the process used to establish the allowance, an explanation of how estimates were derived and applied, and an analysis of changes in the allowance.

RESPONSE:         The Company analyzes all outstanding receivables at year end and increases the allowance for bad debts account for the balance of any receivables for which collection is improbable and for any receivable balances that are over ninety days past due. Following is an analysis of the changes in the allowance for doubtful accounts and the calculation of the provision for bad debt for the year ended September 30, 2006:


Allowance for bad debt at 9/30/05 per audit                         $(1,038,812)
Receivables for which collection is improbable                          (13,163)
Receivables over 90 days past due                                       (28,334)
                                                                    -----------
  Calculated Allowance for bad debt at 9/30/06                      $(1,080,309)
                                                                    ===========


Allowance for bad debt at 9/30/05 per audit                         $(1,038,812)
Write-off of bad debts incurred during 2006                              80,146
Bad debts recovered during 2006                                        (163,140)
                                                                    -----------
  Subtotal                                                           (1,121,806)
Allowance for bad debt as calculated                                 (1,080,309)
                                                                    -----------
  2006 Provision for bad debt                                       $   (41,497)
                                                                    ===========


Allowance for bad debt at 9/30/05 per audit                         $(1,038,812)
2006 provision for bad debt                                             (41,497)
                                                                    -----------
  Allowance for bad debt at 9/30/06                                 $(1,080,309)
                                                                    ===========


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Mr. Spirgel & Mr. Littlepage
Division of Corporation Finance
U. S. Securities and Exchange Commission
June 27, 2007
Page 4

The Company acknowledges that

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

                                             Very truly yours,

                                             /s/ Stephen A. Zrenda, Jr.

                                             Stephen A. Zrenda, Jr.